Exhibit (h)(1)(ii)

APPENDIX A
To
Fund Accounting and Administration Agreement

FUNDS TO BE SERVICED

1.	Genter Capital Taxable Quality Intermediate ETF
2.	Genter Capital Municipal Quality Intermediate ETF
3.	Langar Global HealthTech ETF
4.	North Shore Equity Rotation ETF
5.	Obra Opportunistic Structured Products ETF
6.	Obra High Grade Structured Products ETF
7.	Trajan Wealth Income Opportunities ETF
8.	Tuttle Capital Inverse ESG ETF
9.	Tuttle Capital Self Defense Index ETF
10.	UVA Unconstrained Medium-Term Fixed Income ETF